Churchill Capital Corp IV

640 Fifth Avenue, 12th Floor

New York, NY, 10019

June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Purnell

Re: Churchill Capital Corp IV

Registration Statement on Form S-4

File No. 333-254543

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Churchill Capital Corp IV (the “Registrant”) respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-254543) filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2021, as amended by Amendment No. 1 filed on May 14, 2021 and Amendment No. 2 filed on June 14, 2021 (the “Registration Statement”), be accelerated by the Commission to 4:00 pm Eastern Time on June 24, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael Aiello of Weil, Gotshal & Manges LLP at (212) 310-8552 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement

Very truly yours,

Churchill Capital Corp IV

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

cc:	Michael Klein, Chairman and Chief Executive Officer, Churchill Capital Corp IV Michael Aiello, Esq., Weil, Gotshal & Manges LLP